As filed with the Securities and Exchange Commission on November 15, 2024

Securities Act File No. 333-280904

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☑

Post-Effective Amendment No. 2

NEW AGE ALPHA FUNDS TRUST

(Exact Name of Registrant as Specified in Charter)

555 Theodore Fremd Avenue

Suite A–101

Rye, New York 10580

(Address of Principal Executive Offices) (Zip Code)

(212) 922-2699

(Registrant’s Area Code and Telephone Number)

Cogency Global Inc.

850 New Burton Road

Suite 201

Dover, Delaware 19904

(Name and Address of Agent for Service)

With copies to:

Bo James Howell

FinTech Law, LLC

6224 Turpin Hills Dr.

Cincinnati, OH 45244

It is proposed that this filing will become effective immediately upon filing, pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended.

Title of Securities Being Registered: Class A, Class C, Institutional Class and Class P Shares of NAA Allocation Fund, NAA Mid Growth Fund, NAA World Equity Income Fund, NAA Risk Managed Real Estate Fund, NAA Market Neutral Real Estate Fund, NAA Opportunity Fund, NAA Large Core Fund, and NAA SMid Cap Value Fund, each a series of the Registrant.

Explanatory Note: This Post-Effective Amendment No. 2 is being made for the purpose of filing the executed Agreements and Plans of Reorganization (Exhibit 4) and the executed opinions of Dechert LLP as to tax matters (Exhibit 12) for the reorganizations of the Guggenheim Alpha Opportunity Fund, Guggenheim Market Neutral Real Estate Fund, Guggenheim Risk Managed Real Estate Fund, Guggenheim StylePlus-Large Core Fund, Guggenheim StylePlus-Mid Growth Fund, Guggenheim SMid Cap Value Fund, and Guggenheim World Equity Income Fund, each a series of the Guggenheim Funds Trust, into the NAA Opportunity Fund, NAA Market Neutral Real Estate Fund, NAA Risk Managed Real Estate Fund, NAA Large Core Fund, NAA Mid Growth Fund, NAA SMid Cap Value Fund, and NAA World Equity Income Fund, respectively, and for the reorganization of the Guggenheim Directional Allocation Fund, a series of Transparent Value Trust, into the NAA Allocation Fund.

NEW AGE ALPHA FUNDS TRUST

PART C

OTHER INFORMATION

ITEM 15. INDEMNIFICATION

As permitted by Section 17(h) and (i) of the Investment Company Act of 1940, as amended, officers, trustees, employees and agents of the Registrant will not be liable to the Registrant, any shareholder, officer, trustee, employee, agent or other people for any action or failure to act, except for bad faith, willful misfeasance, gross negligence or reckless disregard of duties, and those individuals may be indemnified against liabilities in connection with the Registrant, subject to the same exceptions.

The Registrant’s Trust Instrument (Exhibit 28(a) to the Registrant Statement), investment advisory agreements (Exhibit 28(d) to the Registration Statement), distribution agreements (Exhibit 28(e) to the Registration Statement) and administration agreements (Exhibit 28(h) to the Registrant Statement) provide for indemnification of certain persons acting on behalf of the Registrant. The Registrant may, from time to time, enter other contractual arrangements that provide for indemnification.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to directors, officers and controlling persons of the Registrant under the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defenses of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS

1.		Agreement and Declaration of Trust (the “Trust Instrument”).[1]

2.		By-Laws.[1]

3.		[Voting Trust Agreement – Not Applicable.]

4.		Agreements and Plans of Reorganization (filed herewith).

5.		See the Trust Instrument (Exhibit 1 above) and the By-Laws (Exhibit 2 above)

6.	(a)	Investment Advisory Agreement dated June 4, 2024 between the Registrant, on behalf of the NAA Large Core Fund, and New Age Alpha Advisors, LLC.[2]

	(b)	Schedule A-1 to the Investment Advisory Agreement between the Registrant, on behalf of the Funds, and New Age Alpha Advisors, LLC.[3]

7.	(a)	Underwriting Agreement between the Registrant, on behalf of the NAA Large Core Fund, and Ultimus Fund Distributors, LLC.[2]

	(b)	Amended Schedule A to the Underwriting Agreement between the Registrant, on behalf of the Funds, and Ultimus Fund Distributors, LLC.[3]

8.		Bonus or Profit Sharing Contracts – Not Applicable.

9.	(a)	Custody Agreement between the Registrant, on behalf of the NAA Large Core Fund, and Brown Brothers Harriman & Co., as Custodian.[2]

	(b)	Amended Schedule I to the Custody Agreement between the Registrant, on behalf of the Funds, and Brown Brothers Harriman & Co (to be filed by amendment).

10.	(a)	Distribution Plan under Rule 12b-1 for the NAA Large Core Fund.[1]

	(b)	Distribution Plan under Rule 12b-1 for the Funds.[3]

	(c)	Rule 18f-3 Plan.[1]

11.		Opinion and Consent of FinTech Law, LLC as to the legality of shares being registered with respect to the Funds.[4]

12.		Tax Opinions (filed herewith).

13.	(a)	Master Services Agreement, dated June 6, 2024, between the Registrant, on behalf of the NAA Large Core Fund, and Ultimus Fund Solutions, LLC.[2]

	(b)	Amended Schedule A to the Master Services Agreement between the Registrant, on behalf of the Funds, and Ultimus Fund Solutions, LLC.[3]

	(c)	Expense Limitation Agreement between the Registrant, on behalf of the NAA Large Core Fund, and New Age Alpha Advisors, LLC, as Adviser.[2]

	(d)	Schedule A-3 to the Expense Limitation Agreement between the Registrant, on behalf of the Funds, and New Age Alpha Advisors, LLC.[3]

	(e)	Expense Limitation Agreement between the Registrant, on behalf of the NAA Market Neutral Real Estate Fund and NAA Opportunity Fund, and New Age Alpha Advisors, LLC.[3]

14.	(a)	Consent of Independent Registered Public Accounting Firm of the Acquiring Funds.[5]

	(b)	Consent of Independent Registered Public Accounting Firm of the Acquired Funds.[5]

15.		Omitted Financial Statements – Not Applicable.

16.		Powers of Attorney.[4]

17.		Additional Exhibits – Not Applicable.

18.		Filing Fee Exhibit – Not Applicable.

[1]	Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A filed May 8, 2024.
[2]	Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A filed June 12, 2024.
[3]	Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A filed September 3, 2024.
[4]	Incorporated herein by reference to the Registrant’s initial Registration Statement on Form N-14 filed July 19, 2024.
[5]	Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 filed September 4, 2024.

ITEM 17. UNDERTAKINGS.

(1)            The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)            The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3)            The undersigned registrant agrees to file in a Post-Effective Amendment to this Registration Statement a final tax opinion within a reasonably prompt time after receipt of such opinion.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of Rye and the State of New York, on the 15th day of November, 2024.

NEW AGE ALPHA FUNDS TRUST

By:	/s/ Keith D. Kemp
Keith D. Kemp, President and Principal Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated below on the date above.

	SIGNATURE	TITLE	DATE

	*	Trustee	November 15, 2024
Richard C. Butt

	*	Trustee	November 15, 2024
Colin W. Devine

	*	Trustee	November 15, 2024
Jeremy O. May

	/s/ Armen Arus	Trustee	November 15, 2024
Armen Arus

	/s/ Keith D. Kemp	President, Principal Executive Officer,	November 15, 2024
	Keith D. Kemp	and Principal Accounting Officer

*By:	Keith D. Kemp		November 15, 2024
Keith D. Kemp, Attorney-in-Fact

EXHIBIT INDEX

4.	Agreements and Plans of Reorganization

12.	Tax Opinions